FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2003

AINSWORTH LUMBER CO. LTD.
(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	[X]	Form 40-F	[ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

TABLE OF CONTENTS

Press release dated February 17, 2003
Interim Report to Shareholders for the Three months and year ended December 31, 2002
Notes to the Interim Consolidated Financial Statements Three month periods ended December 31, 2002 and 2001
SEGMENTED MANAGEMENT DISCUSSION AND ANALYSIS — For the Three Months Ended December 31, 2002
SIGNATURES

Documents Included as Part of this Report

No.	Document

1.	Press release dated February 17, 2003

2.	Interim Report to Shareholders for the Three Months and Year ended December 31, 2002

3.	Segmented Financial Information for the Three months and Year ended December 31, 2002

Document 1

NEWS RELEASE
For Immediate Release
Monday, February 17, 2003
2002 Fourth Quarter and Annual Financial Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH ANNOUNCES FOURTH QUARTER
AND 2002 FINANCIAL RESULTS

VANCOUVER, BRITISH COLUMBIA — Ainsworth Lumber Co. Ltd. (TSE: ANS) today reported a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $11.7 million for the fourth quarter of 2002. This compared to a loss of $4.0 million in the preceding quarter and a loss of $26.7 million in the fourth quarter of 2001. After including the unrealized loss on the translation of US$ denominated debt and income taxes, the net loss was $10.9 million or $0.75 per share for the fourth quarter of 2002. This compared to a net loss of $19.4 million or $1.33 per share in the preceding quarter and a net loss of $14.9 million or $1.02 per share in the fourth quarter of 2001.

“During the fourth quarter the company extended the planned maintenance shut-down at its Grande Prairie OSB facility to complete a series of three significant capital projects. At a total cost of $9.2 million, these projects will increase our total OSB capacity by up to 75 million square feet – 3/8” basis. The extended shut-down resulted in a 3.5% reduction in our total OSB shipment volume in the fourth quarter compared to the preceding quarter. The impact of the lost production was exacerbated by a 1.7% reduction in OSB prices quarter over quarter, leading to a significant reduction in earnings”, said Brian Ainsworth, Chairman and Chief Executive Officer.

For the year ended December 31, 2002, the company reported a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $22.4 million compared to a loss of $31.0 million in 2001. After including the unrealized gain on the translation of US$ denominated debt and income taxes, the net loss for the year ended December 31, 2002 was $17.9 million or $1.23 per share compared to a net loss of

$25.4 million or $1.75 per share in 2001. The decrease in the net loss was attributable to several factors, including an $8.6 million (29.2%) increase in operating earnings, a significant reduction in the unrealized foreign exchange loss on US$ denominated debt (from $17.4 million in 2001 to a gain of $4.3 million in 2002), and a significant adjustment to the company’s tax provision. The company recorded an income tax recovery of $0.3 million in 2002 compared to $18.7 million in 2001 reflecting underlying business results and the impact of non-deductible amounts.

Operating earnings before amortization, plus interest and other income (EBITDA) for the fourth quarter of 2002 was $12.5 million compared to $19.6 million in the third quarter of 2002 and $1.9 million in the fourth quarter of 2001. EBITDA declined by $7.1 million (36.2%) from the preceding quarter due to several factors, including a decline in OSB prices and shipment volumes, a reduction in the foreign exchange gain associated with the company’s working capital (from a gain of $3.8 million in the third quarter to a loss of $0.6 million in the fourth quarter), partially offset by a $1.9 million decrease in selling and administration costs. OSB production decreased by 3.1% during the quarter primarily due to the additional shut-down period required at the Grande Prairie facility to complete the capital projects. The substantial improvement in EBITDA compared to the fourth quarter of 2001 was due to a 2.8% increase in OSB shipment volumes and an 11.7% increase in OSB prices. Another factor impacting the substantial improvement in EBITDA compared to the fourth quarter of 2001 was a $2.4 million reduction in selling and administration costs. EBITDA for the year ended December 31, 2002 was $73.1 million compared to $62.7 million in 2001. Despite a 1.7% decline in OSB prices year over year, the company generated a 16.6% increase in EBITDA largely as a result of increased OSB shipment volumes combined with lower production costs. OSB shipment volumes increased by 10.1% as production volumes increased at each of the company’s OSB facilities. The majority of the increase in production volume was attributable to the ramp-up of the High Level facility (up 41.8%), while total OSB production volume increased by 7.3%. The overall increase in OSB production volume contributed to a 2.1% reduction in the company’s average per unit production costs in 2002.

Although the company’s newest OSB plant in High Level, Alberta experienced modest productivity improvements, it continued to operate at approximately 60% of capacity during the fourth quarter.

Sales in the fourth quarter of 2002 were $83.7 million, representing a decrease of $2.9 million (3.3%) from the preceding quarter and an increase of $14.0 million (20.1%) over the corresponding period in 2001. OSB sales represented approximately 75% of the company’s total sales for both the fourth quarter of 2002 and 2001 and the third quarter of 2002. Sales for the year ended December 31, 2002 were $356.1 million compared to $326.7 million in 2001, representing an increase of 9.0% as shipment volumes of OSB increased by 10.1% while prices declined by 1.7%. In addition to the increase in shipment volumes from our OSB facilities, shipment volumes of plywood, veneer and lumber also increased.

Cash provided by operations, after changes in non-cash working capital, was $1.6 million for the fourth quarter of 2002 compared to $5.8 million in the preceding quarter and $2.8 million in the fourth quarter of 2001. For the year ended December 31, 2002, cash provided by operations, after changes in non-cash working capital, was $7.4 million compared to cash used by operations of $27.8 million in 2001. The substantial variation in cash provided by operations from 2002 to 2001 can be explained by the increase in operating earnings year over year and the substantial increase in working capital during 2001. Ainsworth ended the year with a cash balance of $80.2 million compared to $86.2 million at the end of the third quarter of 2002 and $87.0 million at December 31, 2001.

During the quarter, capital expenditures totaled $7.9 million compared to $4.6 million in the preceding quarter and $2.5 million in the corresponding period in 2001. Capital expenditures for the year were $14.1 million compared to $20.1 million in 2001. The majority of the company’s capital expenditures in 2002 were focused on the Grande Prairie and High Level OSB operations. During the quarter, the company invested $9.2 million in a series of three high return capital projects at Grande Prairie that are anticipated to increase the mills’ production capacity by up to 12% and lower production costs substantially. The reduction in capital expenditures for the year compared to 2001 reflects the completion of the company’s High Level OSB facility.

Brian Ainsworth concluded by saying, “In spite of the lost production at our Grande Prairie OSB facility in the fourth quarter, total production for 2002 from our two 100% Ainsworth-owned OSB facilities increased by 1.5%. This increase in production volume contributed to a 4.1% decrease in production costs for the year at these two facilities, demonstrating our ongoing commitment to cost reduction. At the same time, we also increased the volume of value-added wood products delivered to our customers. Looking ahead to 2003, we are encouraged by the strength of OSB pricing experienced in the first quarter as housing starts remain strong in North America fuelled by record low mortgage rates.”

Ainsworth will hold a conference call at 8:00 am PST (11:00 am EST) on Tuesday, February 18, 2003 to discuss the company’s fourth quarter and year-end results. To access the conference call, listeners should dial 1-888-799-1759 (reservation number 21119641). For those unable to participate in the live call, a recording of the call will be available until February 25, 2003 and can be accessed at 1-800-663-8284 (reservation number 21119641).

A complete set of Ainsworth’s consolidated financial statements for the year ended December 31, 2002 and 2001 with accompanying notes to those financial statements will be available on Ainsworth’s web-site at www.Ainsworth.ca, effective February 21, 2003.

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion board feet of oriented strand board (OSB), 155 million square feet of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, its operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., its operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

For further information please contact:

Ainsworth Lumber Co. Ltd.

Catherine Ainsworth
Chief Operating Officer
(604) 661-3200

Or

Michael Ainsworth
Executive Vice-President
(604) 661-3200

Or

Jim Logan
Chief Financial Officer
(604) 661-3200

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

	December 31	December 31
	2002	2001

ASSETS
CURRENT ASSETS
Cash	$80,195	$86,962
Accounts receivable	25,198	23,810
Inventories	50,906	45,466
Income taxes receivable	120	—
Prepaid expenses	2,655	1,000

	159,074	157,238
CAPITAL ASSETS	369,263	388,686
OTHER ASSETS	26,715	32,042

	$555,052	$577,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	17,415	14,723
Accrued liabilities	36,954	36,812
Income taxes payable	—	2,252
Current portion of long term debt	46	58

	54,415	53,845
REFORESTATION OBLIGATION	4,634	4,851
LONG TERM DEBT	440,332	443,706
FUTURE INCOME TAXES	7,300	9,349

	506,681	511,751

SHAREHOLDERS’ EQUITY
Capital stock	53,083	53,083
Contributed Surplus	375	346
Retained earnings (Deficit)	(5,087)	12,786

	48,371	66,215

	$555,052	$577,966

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended December 31		Year ended December 31

	2002	2001	2002	2001

SALES	$83,739	$69,683	$356,055	$326,664

COSTS AND EXPENSES
Costs of products sold	66,649	61,359	263,968	244,009
Selling and administration	4,801	7,221	21,908	22,698

	71,450	68,580	285,876	266,707

OPERATING EARNINGS BEFORE AMORTIZATION	12,289	1,103	70,179	59,957
AMORTIZATION OF CAPITAL ASSETS	7,950	7,938	31,960	30,377

OPERATING EARNINGS	4,339	(6,835)	38,219	29,580

FINANCE EXPENSE
Interest charges	(14,329)	(13,590)	(57,151)	(51,729)
Amortization charges	(1,296)	(3,790)	(5,349)	(8,278)

	(15,625)	(17,380)	(62,500)	(60,007)
OTHER INCOME (EXPENSE)
Interest and other	197	823	2,901	2,768
Write-down of capital assets	(612)	(3,306)	(1,044)	(3,306)

	(16,040)	(19,863)	(60,643)	(60,545)

LOSS BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG-TERM DEBT	(11,701)	(26,698)	(22,424)	(30,965)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	2,706	(2,667)	4,279	(17,401)

LOSS BEFORE INCOME TAXES	(8,995)	(29,365)	(18,145)	(48,366)
INCOME AND LARGE CORPORATION TAX EXPENSE (RECOVERY)	1,935	(12,606)	(272)	(18,715)

LOSS FROM CONTINUING OPERATIONS	(10,930)	(16,759)	(17,873)	(29,651)
GAIN FROM DISCONTINUED OPERATIONS (Note 4)	—	1,851	—	4,227

NET LOSS	(10,930)	(14,908)	(17,873)	(25,424)
RETAINED EARNINGS, BEGINNING OF PERIOD	5,843	28,040	13,132	38,493
CHANGE IN ACCOUNTING POLICY (Note 2 (b))	—	(346)	(346)	(283)

RETAINED EARNINGS (DEFICIT), END OF PERIOD	$(5,087)	$12,786	$(5,087)	$12,786

Loss per share
Loss from continuing operations	$(0.75)	$(1.15)	$(1.23)	$(2.04)

Loss per share	$(0.75)	$(1.02)	$(1.23)	$(1.75)

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars) Unaudited

	Three months ended December 31		Year ended December 31

	2002	2001	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss from continuing operations	$(10,930)	$(16,759)	$(17,873)	$(29,651)
Amounts not requiring an outlay of cash
Amortization of capital assets	7,950	7,938	31,960	30,377
Amortization of financing costs	651	371	2,567	1,385
Amortization of debt discount	216	185	854	721
Unrealized foreign exchange loss (gain); long term debt	(2,706)	2,667	(4,279)	17,401
Amortization of consent and commitment fees	430	3,233	1,929	6,172
Non-cash stock-based compensation	(172)	—	29	64
Loss (Gain) on disposal of capital assets	(19)	34	7	(26)
Loss on Writedown of Machinery & Equipment	612	3,306	1,044	3,306
Write-off of Security Deposit on Lease Termination			980
Adjustment to deferred pension assets		(1,461)	9	(1,461)
Change in non-current reforestation obligation	(373)	385	(218)	624
Future income taxes	1,580	(12,135)	(2,049)	(19,976)

Working capital provided by operations	(2,761)	(12,236)	14,960	8,936
Change in non-cash operating working capital	4,320	15,061	(7,530)	(36,720)

Cash provided by (used in) continuing operations	1,559	2,825	7,430	(27,784)
Cash provided by (used in) discontinued operations	—	(851)	—	4,812

	1,559	1,974	7,430	(22,972)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to capital assets	(7,871)	(2,549)	(14,113)	(20,110)
Decrease (Increase) in other assets	274	4,603	(161)	723
Proceeds on disposal of capital assets	24	110	38	201
Discontinued operations, additions to capital assets	—	288	—	(1,650)
Discontinued operations, proceeds on disposal	—	—	—	29,226

	(7,573)	2,452	(14,236)	8,390

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of Senior Secured Notes	—	151,316	—	151,316
Increase (decrease) in bank indebtedness	—	(58,448)	—	(28,331)
Financing Costs	—	(7,007)	—	(7,007)
Consent and commitment fees	—	(3,235)	—	(14,164)
Increase (decrease) in capital lease obligations	(10)	(90)	39	(270)

	(10)	82,536	39	101,544

NET CASH INFLOW (OUTFLOW)	(6,024)	86,962	(6,767)	86,962
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	86,219	—	86,962	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$80,195	$86,962	$80,195	$86,962

AINSWORTH LUMBER CO. LTD.
Other Information

	Dec 31, 2002	Dec 31, 2001

Selected Balance Sheet Items ($000’s)
Cash	$80,195	$86,962
Total assets	$555,052	$577,966
Total debt	$440,378	$443,764
Shareholders’ equity	$48,371	$66,215

	Three Months ended December 31		Year ended December 31

Reconciliation of Net Loss to EBITDA ($000's)	2002	2001	2002	2001

Net Loss	$(10,930)	$(14,908)	(17,873)	(25,424)
Add: Depreciation and amortization	7,950	7,938	31,960	30,377
Finance expense	15,625	17,380	62,500	60,007
Write-down of capital assets	612	3,306	1,044	3,306
Income and large corporation tax expense (recovery)	1,935	(12,606)	(272)	(18,715)
Unrealized foreign exchange (gain) loss	(2,706)	2,667	(4,279)	17,401
Less: Gain from discontinued operations	—	1,851	—	4,227

EBITDA	$12,486	$1,926	$73,080	$62,725

Product Sales ($000’s)
OSB	$61,095	$53,323	$262,114	$242,232
Plywood	15,042	11,063	61,063	59,864
Veneer	2,699	2,878	12,666	8,682
Lumber	4,187	2,155	17,903	13,376
Chips	716	264	2,309	2,510

	$83,739	$69,683	$356,055	$326,664

Geographic Sales Distribution ($000’s)
Canada	$19,083	$9,521	$69,078	$49,271
USA	53,753	50,781	246,928	227,462
Europe	1,890	983	6,855	11,258
Asia	9,013	8,398	33,194	38,673

	$83,739	$69,683	$356,055	$326,664

Product Shipment Volumes
OSB (msf-3/8”)	313,161	304,704	1,298,576	1,179,089
Plywood (msf-3/8”)	24,561	16,790	92,132	87,905
Veneer (msf-3/8”)	13,461	12,675	59,305	41,973
Lumber (mfbm)	11,166	5,305	39,844	29,312
Chips (BDUs)	9,112	4,660	31,450	26,116
Production Volumes
OSB (msf-3/8”)	313,867	311,127	1,284,457	1,196,722
Plywood (msf-3/8”)	27,555	15,692	98,057	86,332
Veneer (msf-3/8” {Note 1}	43,391	27,992	167,730	139,659
Lumber (mfbm)	9,989	4,696	39,377	30,587
Chips (BDUs)	9,112	4,660	31,450	26,116

Note 1:	includes transfer volumes to Savona (for plywood production)

Document 2

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS AND YEAR ENDED
DECEMBER 31, 2002

Ainsworth Fourth Quarter 2002

LETTER TO SHAREHOLDERS

Ainsworth Lumber Co. Ltd. generated a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $11.7 million for the fourth quarter of 2002. This compared to a loss of $4.0 million in the preceding quarter and a loss of $26.7 million in the fourth quarter of 2001. After including the unrealized loss on the translation of US$ denominated debt and income taxes, the net loss was $10.9 million or $0.75 per share for the fourth quarter of 2002. This compared to a net loss of $19.4 million or $1.33 per share in the preceding quarter and a net loss of $14.9 million or $1.02 per share in the fourth quarter of 2001.

During the fourth quarter the company extended the planned maintenance shut-down at its Grande Prairie OSB facility to complete a series of three significant capital projects. At a total cost of $9.2 million, these projects will increase our total OSB capacity by up to 75 million square feet – 3/8” basis. The extended shut-down resulted in a 3.5% reduction in our total OSB shipment volume in the fourth quarter compared to the preceding quarter. The impact of the lost production was exacerbated by a 1.7% reduction in OSB prices quarter over quarter, leading to a significant reduction in earnings.

Financial Highlights

For the year ended December 31, 2002, the company reported a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $22.4 million compared to a loss of $31.0 million in 2001. After including the unrealized gain on the translation of US$ denominated debt and income taxes, the net loss for the year ended December 31, 2002 was $17.9 million or $1.23 per share compared to a net loss of $25.4 million or $1.75 per share in 2001. The decrease in the net loss was attributable to several factors, including an $8.6 million (29.2%) increase in operating earnings, a significant reduction in the unrealized foreign exchange loss on US$ denominated debt (from $17.4 million in 2001 to a gain of $4.3 million in 2002), and a significant adjustment to the company’s tax provision. The company recorded an income tax recovery of $0.3 million in 2002 compared to $18.7 million in 2001 reflecting underlying business results and the impact of non-deductible amounts.

Operating earnings before amortization, plus interest and other income (EBITDA) for the fourth quarter of 2002 was $12.5 million compared to $19.6 million in the third quarter of 2002 and $1.9 million in the fourth quarter of 2001. EBITDA declined by $7.1 million (36.2%) from the preceding quarter due to several factors, including a decline in OSB prices and shipment volumes, a reduction in the foreign exchange gain associated with the company’s working capital (from a gain of $3.8 million in the third quarter to a loss of $0.6 million in the fourth quarter), partially offset by a $1.9 million decrease in selling and administration costs. OSB production decreased by 3.1% during the quarter primarily due to the additional shut-down period required at the Grande Prairie facility to complete the capital projects. The substantial improvement in EBITDA compared to the fourth quarter of 2001 was due to a 2.8% increase in OSB shipment volumes and an 11.7% increase in OSB prices. Another factor impacting the substantial improvement in EBITDA compared to the fourth quarter of 2001 was a $2.4 million reduction in selling and administration costs. EBITDA for the year ended December 31, 2002 was $73.1 million compared to $62.7 million in 2001. Despite a 1.7% decline in OSB prices year over year, the company generated a 16.6% increase in EBITDA largely as a result of increased OSB shipment volumes combined with lower production costs. OSB shipment volumes increased by 10.1% as production volumes increased at each of the company’s OSB facilities. The majority of the increase in production volume was attributable to the ramp-up of the High Level facility (up 41.8%), while total OSB production volume increased by 7.3%. The overall increase in OSB production volume contributed to a 2.1% reduction in the company’s average per unit production costs in 2002.

AinsworthEngineered™

Ainsworth Fourth Quarter 2002

High Level Operation

Although the company’s newest OSB plant in High Level, Alberta experienced modest productivity improvements, it continued to operate at approximately 60% of capacity during the fourth quarter.

Sales Revenue

Sales in the fourth quarter of 2002 were $83.7 million, representing a decrease of $2.9 million (3.3%) from the preceding quarter and an increase of $14.0 million (20.1%) over the corresponding period in 2001. OSB sales represented approximately 75% of the company’s total sales for both the fourth quarter of 2002 and 2001 and the third quarter of 2002. Sales for the year ended December 31, 2002 were $356.1 million compared to $326.7 million in 2001, representing an increase of 9.0% as shipment volumes of OSB increased by 10.1% while prices declined by 1.7%. In addition to the increase in shipment volumes from our OSB facilities, shipment volumes of plywood, veneer and lumber also increased.

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $1.6 million for the fourth quarter of 2002 compared to $5.8 million in the preceding quarter and $2.8 million in the fourth quarter of 2001. For the year ended December 31, 2002, cash provided by operations, after changes in non-cash working capital, was $7.4 million compared to cash used by operations of $27.8 million in 2001. The substantial variation in cash provided by operations from 2002 to 2001 can be explained by the increase in operating earnings year over year and the substantial increase in working capital during 2001. Ainsworth ended the year with a cash balance of $80.2 million compared to $86.2 million at the end of the third quarter of 2002 and $87.0 million at December 31, 2001.

During the quarter, capital expenditures totaled $7.9 million compared to $4.6 million in the preceding quarter and $2.5 million in the corresponding period in 2001. Capital expenditures for the year were $14.1 million compared to $20.1 million in 2001. The majority of the company’s capital expenditures in 2002 were focused on the Grande Prairie and High Level OSB operations. During the quarter, the company invested $9.2 million in a series of three high return capital projects at Grande Prairie that are anticipated to increase the mills’ production capacity by up to 12% and lower production costs substantially. The reduction in capital expenditures for the year compared to 2001 reflects the completion of the company’s High Level OSB facility.

Outlook

In spite of the lost production at our Grande Prairie OSB facility in the fourth quarter, total production for 2002 from our two 100% Ainsworth-owned OSB facilities increased by 1.5%. This increase in production volume contributed to a 4.1% decrease in production costs for the year at these two facilities, demonstrating our ongoing commitment to cost reduction. At the same time, we also increased the volume of value-added wood products delivered to our customers. Looking ahead to 2003, we are encouraged by the strength of OSB pricing experienced in the first quarter as housing starts remain strong in North America fuelled by record low mortgage rates.

President	Chairman & CEO	COO & Corporate Secretary

February 21, 2003

AinsworthEngineered™

Ainsworth Fourth Quarter 2002

MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended December 31, 2002

Overview

During the fourth quarter of 2002, sales increased by $14.0 million (20.1%) compared to the fourth quarter of 2001, largely as a result of an improvement in OSB prices and an increase in OSB, plywood, veneer and lumber shipment volumes. Sales in the quarter were $83.7 million compared to $69.7 million in the fourth quarter of 2001.

The company generated a loss (before income taxes and unrealized foreign exchange gain on US$ denominated long term debt) of $11.7 million for the fourth quarter of 2002, compared to a loss of $26.7 million in the fourth quarter of 2001. After including the unrealized loss on the translation of US$ denominated debt and income taxes, the net loss was $10.9 million during the quarter, compared to a net loss of $14.9 million for the corresponding period in 2001. The net loss for the year ended December 31, 2002 was $17.9 million compared to a net loss of $25.4 million in 2001. The decrease in the net loss year over year was attributable to several factors, including an $8.6 million (29.2%) increase in operating earnings, a significant reduction in the unrealized foreign exchange loss on US$ denominated debt (from $17.4 million in 2001 to a gain of $4.3 million in 2002), and a significant adjustment to company’s tax provision.

Operating earnings before amortization, plus interest and other income (EBITDA) was $12.5 million for the fourth quarter of 2002 compared to $1.9 million in the fourth quarter of 2001. The substantial increase in EBITDA compared to the corresponding period in 2001 was attributable to increased OSB shipment volumes and prices combined with a reduction in selling and administration costs. EBITDA for the year ended December 31, 2002 was $73.1 million compared to $62.7 million in 2001. Despite a 1.7% decline in OSB prices year over year, the company generated a 16.6% increase in EBITDA largely as a result of increased OSB shipment volumes combined with lower production costs.

Financial Highlights

Sales in the fourth quarter of 2002 were $83.7 million, representing an increase of $14.0 million or 20.1% over the corresponding period in 2001. OSB sales represented approximately 75% of the company’s total sales for both the fourth quarter of 2002 and 2001. The significant increase in sales compared to the fourth quarter of 2002 was attributable to a significant increase in OSB prices and an increase in shipment volumes of OSB, plywood, veneer and lumber.

Sales of OSB for the fourth quarter of 2002 were $61.1 million compared to $53.3 million in 2001, representing an increase of $7.8 million or 14.6%. This significant increase was primarily attributable to a 11.7% increase in OSB prices and a 2.8% increase in OSB shipment volumes. Sales of specialty plywood in the fourth quarter of 2002 were $15.0 million compared to $11.1 million in 2001, representing an increase of $3.9 million or 35.1%. The increase in plywood sales was attributable to a 46.3% increase in shipment volume which was partially offset by a 7.1% decline in the average sales price. Lumber sales increased to $4.2 million, representing an increase of $1.8 million as shipment volumes approximately doubled.

Cost of products sold for the fourth quarter of 2002 was $66.6 million compared to $61.4 million in 2001, representing an increase of $5.2 million or 8.5%. This reflected the additional shipment volumes of OSB, plywood, veneer and lumber.

During the fourth quarter of 2002, OSB cost of products sold increased by $1.0 million or 2.2% compared to 2001 primarily as a result of increased shipment volumes, partially offset by a 2.2% reduction in per unit production costs. Specialty plywood cost of products sold increased by $1.6 million or 14.7% over the fourth quarter of 2001 primarily as a result of a 46.3% increase in

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Ainsworth Fourth Quarter 2002

shipment volumes which was partially offset by a reduction in per unit cost associated with the additional commodity sheathing volumes shipped. Lumber cost of products sold also increased by $2.1 million on account of increased shipment volumes.

Selling and administration expense for the fourth quarter of 2002 was $4.8 million compared to $7.2 million for the corresponding period in 2001. The decrease was largely attributable to a reduction in professional fees and an adjustment of the accrual for management bonuses made in the fourth quarter of 2001.

Amortization of capital assets for the fourth quarter of 2002 was $8.0 million compared to $7.9 million for the fourth quarter of 2001. Amortization is consistent with the fourth quarter of 2001 as OSB production volume only increased marginally from the fourth quarter of 2001.

Despite a marginal increase in OSB production and shipment volumes compared to 2001, operating earnings increased by $11.2 million from an operating loss of $6.9 million. The significant improvement in operating earnings can be explained by an 11.7% increase in OSB prices, a 2.8% increase in OSB shipment volumes and a $2.4 million reduction in selling and administration costs.

Finance expense, excluding unrealized foreign exchange loss on US$ denominated long-term debt was $15.6 million compared to $17.4 million in 2001, representing a decrease of $1.8 million.

During the fourth quarter the company recognized a $2.7 million unrealized foreign exchange gain associated with its US$ denominated long-term debt compared to an unrealized loss of $2.7 million in the fourth quarter of 2001. The gain in 2002 reflects the strengthening of the Canadian dollar vis-a-vis the US dollar.

Income tax expense for the fourth quarter of 2002 was $1.9 million compared to a recovery of $12.6 million for the fourth quarter of 2001. The tax expense in the fourth quarter of 2002 reflects underlying business results and the impact of non-deductible amounts.

Operating Highlights

During the quarter the company extended the planned maintenance shut-down at its Grande Prairie OSB facility to complete a series of three capital projects. Despite the extended shut-down at the Grande Prairie facility, the company’s total OSB production volume in the fourth quarter increased by approximately 1.0% compared to 2001. Production volumes at the High Level OSB facility increased by 4.9% while the 100 Mile OSB facility generated an increase of 4.0%.

In the fourth quarter of 2002, specialty plywood production volume increased by 75.6% compared to 2001. The substantial increase in plywood production volume is attributable to improved market conditions for commodity sheathing.

Production of lumber at the Abbotsford facility increased by 110% compared to the fourth quarter of 2001 resulting in a 29.4% reduction in per unit production cost.

Results of Discontinued Operations

The gain from discontinued operations was nil for the fourth quarter of 2002 compared to a gain of $1.9 million for the corresponding period in 2001. Following a decision made by the company in February 2002 to cease efforts to sell its Abbotsford lumber operation, this operation is now included in continuing operations. The gain from discontinued operations for the fourth quarter of 2001 has been restated to exclude Abbotsford, and therefore, reflects the results of the Chasm lumber operation only.

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Ainsworth Fourth Quarter 2002

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $1.6 million for the fourth quarter of 2002 compared to $2.8 million in the fourth quarter of 2001. Cash provided by operations, after changes in non-cash working capital, was $7.4 million for the year ended December 31, 2002 compared to cash used by operations of $27.8 million in 2001. The substantial variation in cash provided by operations from 2002 to 2001 can be explained by the increase in operating earnings year over year and the substantial increase in working capital during 2001. Non-cash working capital increased by $7.5 million in 2002 compared to $36.7 million in 2001. The increase in non-cash working capital in 2002 relates primarily an increase in log inventories ($3.0 million) and recognition of higher spare parts inventory levels at two of our facilities ($2.1 million). The substantial increase in non-cash working capital in 2001 was attributable to a reduction in accounts payable as the company paid accounts payable related to the construction of the High Level OSB facility.

During the quarter, capital expenditures totaled $7.9 million compared to $2.5 million in the fourth quarter of 2001. These expenditures were largely focused on the Grande Prairie and High Level OSB operations. In December 2002, the company completed a series of three high return capital projects at its Grande Prairie facility. At a total cost of $9.2 million, these projects are anticipated to increase the mills’ production capacity by up to 12% and lower production costs substantially.

At December 31, 2002 we had $80.2 million in cash available compared to $87.0 million at December 31, 2001. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. Our cash flow is subject to general economic, industry, and legislative conditions that are beyond our control.

Outlook

We anticipate that we will continue to benefit from increased production capacity as the High Level OSB facility continues to ramp-up, and the Grande Prairie OSB facility realizes the benefits from its recent capital improvements. Despite the economic uncertainty that exists, we feel that the strength of the housing market and the continued expansion of the market for OSB, allows us to remain optimistic about the outlook for OSB. Our focus on productivity improvements, cost reduction and increasing the volume of value-added wood products produced and shipped to our customers will ensure that the company continues to improve its earnings performance.

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Ainsworth Fourth Quarter 2002

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

	December 31	December 31
	2002	2001

		(RESTATED - NOTE 3)
ASSETS
CURRENT ASSETS
Cash	$80,195	$86,962
Accounts receivable	25,198	23,810
Inventories	50,906	45,466
Income taxes receivable	120	—
Prepaid expenses	2,655	1,000

	159,074	157,238
CAPITAL ASSETS	369,263	388,686
OTHER ASSETS	26,715	32,042

	$555,052	$577,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	17,415	14,723
Accrued liabilities	36,954	36,812
Income taxes payable	—	2,252
Current portion of long term debt	46	58

	54,415	53,845
REFORESTATION OBLIGATION	4,634	4,851
LONG TERM DEBT	440,332	443,706
FUTURE INCOME TAXES	7,300	9,349

	506,681	511,751

SHAREHOLDERS’ EQUITY
Capital stock	53,083	53,083
Contributed Surplus (Note 2(b))	375	346
Retained earnings (Deficit)	(5,087)	12,786

	48,371	66,215

	$555,052	$577,966

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR — CATHERINE AINSWORTH	DIRECTOR — ALLEN AINSWORTH

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Ainsworth Fourth Quarter 2002

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended December 31		Year ended December 31

	2002	2001	2002	2001

		(RESTATED-		(RESTATED-
		NOTES 2 and 3)		NOTES 2 and 3)
SALES	$83,739	$69,683	$356,055	$326,664

COSTS AND EXPENSES
Costs of products sold	66,649	61,359	263,968	244,009
Selling and administration	4,801	7,221	21,908	22,698

	71,450	68,580	285,876	266,707

OPERATING EARNINGS BEFORE AMORTIZATION	12,289	1,103	70,179	59,957
AMORTIZATION OF CAPITAL ASSETS	7,950	7,938	31,960	30,377

OPERATING EARNINGS	4,339	(6,835)	38,219	29,580

FINANCE EXPENSE
Interest charges	(14,329)	(13,590)	(57,151)	(51,729)
Amortization charges	(1,296)	(3,790)	(5,349)	(8,278)

	(15,625)	(17,380)	(62,500)	(60,007)
OTHER INCOME (EXPENSE)
Interest and other	197	823	2,901	2,768
Write-down of capital assets	(612)	(3,306)	(1,044)	(3,306)

	(16,040)	(19,863)	(60,643)	(60,545)

LOSS BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG-TERM DEBT	(11,701)	(26,698)	(22,424)	(30,965)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	2,706	(2,667)	4,279	(17,401)

LOSS BEFORE INCOME TAXES	(8,995)	(29,365)	(18,145)	(48,366)
INCOME AND LARGE CORPORATION TAX EXPENSE (RECOVERY)	1,935	(12,606)	(272)	(18,715)

LOSS FROM CONTINUING OPERATIONS	(10,930)	(16,759)	(17,873)	(29,651)
GAIN FROM DISCONTINUED OPERATIONS (Note 3)	—	1,851	—	4,227

NET LOSS	(10,930)	(14,908)	(17,873)	(25,424)
RETAINED EARNINGS, BEGINNING OF PERIOD	5,843	28,040	13,132	38,493
CHANGE IN ACCOUNTING POLICY (Note 2 (b))	—	(346)	(346)	(283)

RETAINED EARNINGS (DEFICIT), END OF PERIOD	$(5,087)	$12,786	$(5,087)	$12,786

Loss per share
Loss from continuing operations	$(0.75)	$(1.15)	$(1.23)	$(2.04)

Loss per share	$(0.75)	$(1.02)	$(1.23)	$(1.75)

The accompanying Notes to the Interim Consolidated Financial Statements are an
integral part of these statements.

AinsworthEngineered™

Ainsworth Fourth Quarter 2002

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars) Unaudited

	Three months ended December 31		Year ended December 31

	2002	2001	2002	2001

		(RESTATED-		(RESTATED-
		NOTES 2 and 3)		NOTES 2 and 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss from continuing operations	$(10,930)	$(16,759)	$(17,873)	$(29,651)
Amounts not requiring an outlay of cash
Amortization of capital assets	7,950	7,938	31,960	30,377
Amortization of financing costs	651	371	2,567	1,385
Amortization of debt discount	216	185	854	721
Unrealized foreign exchange loss (gain); long term debt	(2,706)	2,667	(4,279)	17,401
Amortization of consent and commitment fees	430	3,233	1,929	6,172
Non-cash stock-based compensation	(172)	—	29	64
Loss (Gain) on disposal of capital assets	(19)	34	7	(26)
Loss on Writedown of Machinery & Equipment	612	3,306	1,044	3,306
Write-off of Security Deposit on Lease Termination			980
Adjustment to deferred pension assets		(1,461)	9	(1,461)
Change in non-current reforestation obligation	(373)	385	(218)	624
Future income taxes	1,580	(12,135)	(2,049)	(19,976)

Working capital provided by operations	(2,761)	(12,236)	14,960	8,936
Change in non-cash operating working capital	4,320	15,061	(7,530)	(36,720)

Cash provided by (used in) continuing operations	1,559	2,825	7,430	(27,784)
Cash provided by (used in) discontinued operations	—	(851)	—	4,812

	1,559	1,974	7,430	(22,972)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(7,871)	(2,549)	(14,113)	(20,110)
Decrease (Increase) in other assets	274	4,603	(161)	723
Proceeds on disposal of capital assets	24	110	38	201
Discontinued operations, additions to capital assets	—	288	—	(1,650)
Discontinued operations, proceeds on disposal	—	—	—	29,226

	(7,573)	2,452	(14,236)	8,390

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of Senior Secured Notes	—	151,316	—	151,316
Increase (decrease) in bank indebtedness	—	(58,448)	—	(28,331)
Financing Costs	—	(7,007)	—	(7,007)
Consent and commitment fees	—	(3,235)	—	(14,164)
Increase (decrease) in capital lease obligations	(10)	(90)	39	(270)

	(10)	82,536	39	101,544

NET CASH INFLOW (OUTFLOW)	(6,024)	86,962	(6,767)	86,962
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	86,219	—	86,962	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$80,195	$86,962	$80,195	$86,962

The accompanying Notes to the Interim Consolidated Financial Statements are an
integral part of these statements.

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Ainsworth Fourth Quarter 2002

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended December 31, 2002 and 2001
(Unaudited)

1.	BASIS OF PRESENTATION

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except where stated below. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2001. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

2.	CHANGES IN ACCOUNTING POLICIES

a.	Foreign Currency Translation

In December 2001, the Canadian Institute of Chartered Accountants (“CICA”) approved amendment of CICA Handbook Section 1650, Foreign Currency Translation, and the Company elected to adopt, on a retroactive basis, recommendations concerning unrealized foreign exchange losses on foreign denominated debt. Whereas in the past these losses were deferred and amortized over the term of the related debt for Canadian GAAP purposes, fluctuations in unrealized exchange are now reported in earnings when they occur. The new policy is consistent with reporting provided in the past for U.S. GAAP purposes.

As a result of the change, the net loss for the three months ended December 31, 2001 increased by $873,000 and the net loss increased by $8,422,000 for the year ended December 31, 2001 relative to what would have occurred using the predecessor policy.

b.	Stock-based Compensation

During 2001, the CICA also approved introduction of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. As a result, effective January 1, 2002, the Company will report compensatory portions of the Company’s employee participation share plan; a variable stock compensation program.

The determination of compensatory adjustments measures the difference between market value of the Company’s Common Shares at the reporting date compared to the market value as at the dates of issue of Class B shares and options on the Common Shares. To the extent that these differences are positive, notional compensatory amounts are measured and amortized over five years, the vesting period.

As a result of this change, opening retained earnings, as at January 1, 2002 have been reduced by $346,000 and the net loss decreased for the three months ended December 31, 2002 by $172,000 and increased by $29,000 for the year ended December 31, 2002. Both impacts have been offset by corresponding adjustments to contributed surplus, with no overall impact to shareholders’ equity.

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AINSWORTH FOURTH QUARTER 2002

3.	DISCONTINUED OPERATIONS

On April 24, 2001 the Company completed the sale of its Clinton operations to West Fraser Mills Ltd.

The Company’s Abbotsford operation was included in discontinued operations reflecting a decision made concurrent with the decision to sell the Clinton operations. Subsequent to December 31, 2001, the company ceased efforts to sell the Abbotsford operation. This decision reflected the company’s improved financial position and changes in other circumstances. As a result of this decision, the Abbotsford portion of comparative discontinued operations amounts have been reclassified to continuing operations without effect on net earnings. Abbotsford net (loss) earnings were ($83,000) for the three-month period ending December 31, 2002 (2001 – ($69,000)) and $654,000 for the year ended December 31, 2002 (2001 — $397,000)

Results of discontinued operations, including an allocation of applicable indirect expenses, are as follows:

	2002-Q4	2001-Q4

		($000's)
	($000's)	(RESTATED)
Sales	$—	$218
Operating expenses	—	—

Operating earnings	—	218
Administration expenses	—	(25)
Income tax expense	—	(69)

Net income	—	124
Gain on disposition (net of related income taxes)	—	1,727

Gain from discontinued operations	$—	$1,851

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AINSWORTH LUMBER CO. LTD.
Other Information

	Dec 31, 2002	Dec 31, 2001

Selected Balance Sheet Items ($000’s)
Cash	$80,195	$86,962
Total assets	$555,052	$577,966
Total debt	$440,378	$443,764
Shareholders’ equity	$48,371	$66,215

	Three Months ended December 31		Year ended December 31

Reconciliation of Net Loss to EBITDA ($000’s)	2002	2001	2002	2001

Net Loss	$(10,930)	$(14,908)	(17,873)	(25,424)
Add: Depreciation and amortization	7,950	7,938	31,960	30,377
Finance expense	15,625	17,380	62,500	60,007
Write-down of capital assets	612	3,306	1,044	3,306
Income and large corporation tax expense (recovery)	1,935	(12,606)	(272)	(18,715)
Unrealized foreign exchange (gain) loss	(2,706)	2,667	(4,279)	17,401
Less: Gain from discontinued operations	—	1,851	—	4,227

EBITDA	$12,486	$1,926	$73,080	$62,725

Product Sales ($000’s)
OSB	$61,095	$53,323	$262,114	$242,232
Plywood	15,042	11,063	61,063	59,864
Veneer	2,699	2,878	12,666	8,682
Lumber	4,187	2,155	17,903	13,376
Chips	716	264	2,309	2,510

	$83,739	$69,683	$356,055	$326,664

Geographic Sales Distribution ($000’s)
Canada	$19,083	$9,521	$69,078	$49,271
USA	53,753	50,781	246,928	227,462
Europe	1,890	983	6,855	11,258
Asia	9,013	8,398	33,194	38,673

	$83,739	$69,683	$356,055	$326,664

Product Shipment Volumes
OSB (msf-3/8")	313,161	304,704	1,298,576	1,179,089
Plywood (msf-3/8")	24,561	16,790	92,132	87,905
Veneer (msf-3/8")	13,461	12,675	59,305	41,973
Lumber (mfbm)	11,166	5,305	39,844	29,312
Chips (BDUs)	9,112	4,660	31,450	26,116
Production Volumes
OSB (msf-3/8")	313,867	311,127	1,284,457	1,196,722
Plywood (msf-3/8")	27,555	15,692	98,057	86,332
Veneer (msf-3/8" {Note 1}	43,391	27,992	167,730	139,659
Lumber (mfbm)	9,989	4,696	39,377	30,587
Chips (BDUs)	9,112	4,660	31,450	26,116

Note 1:	includes transfer volumes to Savona (for plywood production)

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Ainsworth Fourth Quarter 2002

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet — 3/8" of oriented strand board (OSB), 155 million square feet — 3/8" of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford	Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contact:

Jim Logan
Senior Vice President & CFO
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: jiml@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd.
are traded on the Toronto Stock Exchange
under the symbol: ANS
Visit our web-site: www.ainsworth.ca

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Document 3

SEGMENTED MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended December 31, 2002

Overview

During the fourth quarter of 2002, sales increased by $14.0 million (20.1%) compared to the fourth quarter of 2001, largely as a result of an improvement in OSB prices and an increase in OSB, plywood, veneer and lumber shipment volumes. Sales in the quarter were $83.7 million compared to $69.7 million in the fourth quarter of 2001.

The company generated a loss (before income taxes and unrealized foreign exchange gain on US$ denominated long term debt) of $11.7 million for the fourth quarter of 2002, compared to a loss of $26.7 million in the fourth quarter of 2001. After including the unrealized loss on the translation of US$ denominated debt and income taxes, the net loss was $10.9 million during the quarter, compared to a net loss of $14.9 million for the corresponding period in 2001. The net loss for the year ended December 31, 2002 was $17.9 million compared to a net loss of $25.4 million in 2001. The decrease in the net loss year over year was attributable to several factors, including an $8.6 million (29.2%) increase in operating earnings, a significant reduction in the unrealized foreign exchange loss on US$ denominated debt (from $17.4 million in 2001 to a gain of $4.3 million in 2002), and a significant adjustment to company’s tax provision.

Operating earnings before amortization, plus interest and other income (EBITDA) was $12.5 million for the fourth quarter of 2002 compared to $1.9 million in the fourth quarter of 2001. The substantial increase in EBITDA compared to the corresponding period in 2001 was attributable to increased OSB shipment volumes and prices combined with a reduction in selling and administration costs. EBITDA for the year ended December 31, 2002 was $73.1 million compared to $62.7 million in 2001. Despite a 1.7% decline in OSB prices year over year, the company generated a 16.6% increase in EBITDA largely as a result of increased OSB shipment volumes combined with lower production costs.

Financial Highlights

Sales in the fourth quarter of 2002 were $83.7 million, representing an increase of $14.0 million or 20.1% over the corresponding period in 2001. OSB sales represented approximately 75% of the company’s total sales for both the fourth quarter of 2002 and 2001. The significant increase in sales compared to the fourth quarter of 2002 was attributable to a significant increase in OSB prices and an increase in shipment volumes of OSB, plywood, veneer and lumber.

High Level OSB — During the quarter, sales from the High Level OSB facility were $12.7 million compared to $10.4 million in the fourth quarter of 2001, representing an increase of $2.3 million or 22.2%. The increase in sales is explained by a 7.8% increase in shipment volume and a 13.6% increase in the average OSB price.

Non-OSB — Sales of specialty plywood and veneer were $18.4 million during the quarter, representing an increase of $4.2 million or 22.8% compared to the fourth quarter of 2001. The majority of the increase was due to an increase in specialty plywood sales from $11.1 million in the fourth quarter of 2001 to $15.0 million in the fourth quarter of 2002. The increase in plywood sales was attributable to a 46.3% increase in shipment volumes which was partially offset by a 7.1% decline in the average sales price due to increased commodity sheathing shipments.

Other — Other sales were $52.6 million in the fourth quarter of 2002 compared to $45.2 million in the fourth quarter of 2001, representing an increase 16.4%. Sales of OSB from the company’s 100 Mile House and Grande Prairie OSB facilities increased by $5.4 million or 12.6% compared to the fourth quarter of 2001 as the average OSB price increased by 11.1% and shipment volumes increased by 1.5%. Lumber sales increased to $4.2 million, representing an increase of $1.8 million as shipment volumes nearly doubled.

Cost of products sold for the fourth quarter of 2002 was $66.6 million compared to $61.4 million in 2001, representing an increase of $5.2 million or 8.5%. This reflected the additional shipment volumes of OSB, plywood, veneer and lumber.

High Level OSB — OSB cost of products sold for the company’s High Level facility was $11.0 million compared to $10.5 million in the fourth quarter of 2001, representing an increase of $0.5 million or 4.8%. During the quarter the High Level facility experienced a 4.9% increase in production volume which resulted in a reduction in production costs and provided additional shipment volume. EBITDA increased by $1.8 million compared to the fourth quarter of 2001 due to the improvement in OSB prices, increased shipment volume, and a reduction in per unit production costs.

Non-OSB — Non-OSB cost of products sold increased by $2.3 million primarily as a result of increased specialty plywood shipment volumes. Specialty plywood cost of products sold increased by $1.6 million or 14.7% over the fourth quarter of 2001 primarily as a result of a 46.3% increase in shipment volumes, partially offset by a reduction in per unit cost associated with the additional commodity sheathing volumes. EBITDA increased by $2.6 million compared to the fourth quarter of 2001 primarily as a result of increased production and shipment volumes of sheathing.

Other — Other costs of products sold were $40.3 million compared to $37.8 million in the fourth quarter of 2001. The increase in other costs of products sold relates primarily to an increase in lumber cost of products sold which increased by $2.1 million as shipment volumes increased by 95.6%. Despite the fact that shipment volumes increased by 1.5%, costs of products sold for our 100 Mile House and Grande Prairie OSB facilities was generally consistent with 2001 reflecting a reduction in per unit production costs. EBITDA increased by $6.3 million compared to the fourth quarter of 2001 as a result of the increase in OSB prices and shipment volumes and the decline in selling and administration costs.

Selling and administration expense for the fourth quarter of 2002 was $4.8 million compared to $7.2 million for the corresponding period in 2001. The decrease was largely attributable to a reduction in professional fees and an adjustment of the accrual for management bonuses made in the fourth quarter of 2001.

Amortization of capital assets for the fourth quarter of 2002 was $8.0 million compared to $7.9 million for the fourth quarter of 2001. Amortization is consistent with the fourth quarter of 2001 as OSB production only increased marginally from the fourth quarter of 2001.

Despite a marginal increase in OSB production and shipment volumes compared to 2001, operating earnings increased by $11.2 million from an operating loss of $6.9 million. The significant improvement in operating earnings can be explained by an 11.7% increase in OSB prices, a 2.8% increase in OSB shipment volumes and a $2.4 million reduction in selling and administration costs.

Finance expense, excluding unrealized foreign exchange loss on US$ denominated long-term debt was $15.6 million compared to $17.4 million in 2001, representing a decrease of $1.8 million.

During the fourth quarter the company recognized a $2.7 million unrealized foreign exchange gain associated with its US$ denominated long-term debt compared to an unrealized loss of $2.7 million in the fourth quarter of 2001. The gain in 2002 reflects the strengthening of the Canadian dollar vis-a-vis the US dollar.

Income tax expense for the fourth quarter of 2002 was $1.9 million compared to a recovery of $12.7 million for the fourth quarter of 2001. The tax expense in the fourth quarter of 2002 reflects underlying business results and the impact of non-deductible amounts.

Operating Highlights

During the quarter the company extended the planned maintenance shut-down at its Grande Prairie OSB facility to complete a series of three capital projects. Despite the extended shut-down at the Grande Prairie facility, the company’s total OSB production volume in the fourth quarter increased by approximately 1.0% compared to 2001. Production volumes at the High Level OSB facility increased by 4.9% while the 100 Mile OSB facility generated an increase of 4.0%.

In the fourth quarter of 2002, specialty plywood production volume increased by 75.6% compared to 2001. The substantial increase in plywood production volume is attributable to improved market conditions for commodity sheathing.

Production of lumber at the Abbotsford facility increased by 110% compared to the fourth quarter of 2001 resulting in a 29.4% reduction in per unit production cost.

Results of Discontinued Operations

The gain from discontinued operations was nil for the fourth quarter of 2002 compared to a gain of $1.9 million for the corresponding period in 2001. Following a decision made by the company in February 2002 to cease efforts to sell its Abbotsford lumber operation, this operation is now included in continuing operations. The gain from discontinued operations for the fourth quarter of 2001 has been restated to exclude Abbotsford, and therefore, reflects the results of the Chasm lumber operation only.

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $1.6 million for the fourth quarter of 2002 compared to $2.8 million in the fourth quarter of 2001. Cash provided by operations, after changes in non-cash working capital, was $7.4 million for the year ended December 31, 2002 compared to cash used by operations of $27.8 million in 2001. The substantial variation in cash provided by operations from 2002 to 2001 can be explained by the increase in operating earnings year over year and the substantial increase in working capital during 2001. Non-cash working capital increased by $7.5 million in 2002 compared to $36.7 million in 2001. The increase in non-cash working capital in 2002 relates primarily an increase in log inventories ($3.0 million) and recognition of higher spare parts inventory levels at two of our facilities ($2.1 million). The substantial increase in non-cash working capital in 2001 was attributable to a reduction in accounts payable as the company paid accounts payable related to the construction of the High Level OSB facility.

During the quarter, capital expenditures totaled $7.9 million compared to $2.5 million in the fourth quarter of 2001. These expenditures were largely focused on the Grande Prairie and High Level OSB operations. In December 2002, the company completed a series of three high return capital projects at its Grande Prairie facility. At a total cost of $9.2 million, these projects are anticipated to increase the mills’ production capacity by up to 12% and lower production costs substantially.

At December 31, 2002 we had $80.2 million in cash available compared to $87.0 million at December 31, 2001. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. Our cash flow is subject to general economic, industry, and legislative conditions that are beyond our control.

Outlook

We anticipate that we will continue to benefit from increased production capacity as the High Level OSB facility continues to ramp-up, and the Grande Prairie OSB facility realizes the benefits from its recent capital improvements. Despite the economic uncertainty that exists, we feel that the strength of the housing market and the continued expansion of the market for OSB, allows us to remain optimistic about the outlook for OSB. Our focus on productivity improvements, cost reduction and increasing the volume of value-added wood products produced and shipped to our customers will ensure that the company continues to improve its earnings performance.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three months and Year ended December 31, 2002

NOTE TO SEGMENTED INFORMATION

The terms of the 13.875% Senior Secured Notes due July 15, 2007 require special disclosure, segmenting the Company’s interest in the High Level project, the non-OSB assets, and the remainder of the operations of the Company.

Non-OSB assets, by definition, include the Company’s veneer and plywood operations.

The remainder of the operations includes the 100 Mile House and Grande Prairie OSB facilities and the Abbotsford finger-joined lumber facility, and are described as “Other”.

Finance expense, unrealized foreign exchange gain (loss) on US$ denominated debt, and income taxes are not segmented as these corporate activities reflect the overall business of the company, not those of individual segments.

AINSWORTH LUMBER CO. LTD.
Segmented Information

Auditors’ Report

To The Directors of
Ainsworth Lumber Co. Ltd.

At the request of Ainsworth Lumber Co. Ltd., we have audited the summary of segmented information (as defined under the terms of the indenture supporting U.S.$95 million Senior Secured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum) for the years ended December 31, 2002 and 2001. This financial information is the responsibility of the management of Ainsworth Lumber Co. Ltd. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this summary presents fairly, in all material respects, the segmented information of Ainsworth Lumber Co. Ltd. for the years ended December 31, 2002 and 2001 in accordance with the provisions of the indenture referred to above.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 17, 2003

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three month period ended December 31, 2002
(Unaudited)

	Three months ended December 31, 2002 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$12,695	$18,409	$52,635	$83,739
Amortization	1,323	1,368	5,259	7,950
Operating earnings	227	249	3,863	4,339
Operating earnings before amortization plus interest and other income	1,587	1,671	9,228	12,486
Assets	151,727	51,720	351,605	555,052
Capital expenditures	1,705	959	5,207	7,871

	Three months ended December 31, 2001 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$10,369	$14,164	$45,150	$69,683
Amortization	1,192	1,216	5,530	7,938
Operating earnings	(1,467)	(2,321)	(3,047)	(6,835)
Operating earnings before amortization plus interest and other income	(153)	(936)	3,015	1,926
Assets	150,388	50,572	377,006	577,966
Capital expenditures	1,238	—	1,311	2,549

See accompanying note to the segmented information

AINSWORTH LUMBER CO. LTD.
Segmented Information
Year ended December 31, 2002

	Year ended December 31, 2002 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$49,398	$75,812	$230,845	$356,055
Amortization	5,257	4,480	22,223	31,960
Operating earnings	743	1,701	35,775	38,219
Operating earnings before amortization plus interest and and other income	6,303	6,777	60,000	73,080
Assets	151,727	51,720	351,605	555,052
Capital expenditures	3,136	1,312	9,665	14,113

	Year ended December 31, 2001 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$31,278	$70,831	$224,555	$326,664
Amortization	3,324	4,501	22,552	30,377
Operating earnings (loss)	591	(206)	29,195	29,580
Operating earnings before amortization plus interest and other income	4,189	4,907	53,629	62,725
Assets	150,388	50,572	377,006	577,966
Capital expenditures	16,216	512	3,382	20,110

See accompanying note to the segmented information

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2003

AINSWORTH LUMBER CO. LTD.

By:	/s/ James Logan

James Logan Senior Vice President Chief Financial Officer